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                           March 4, 2024

       Boaz Weizer
       Chief Executive Officer
       ZOOZ Power Ltd.
       4B Hamelacha St.
       Lod 7152008
       Israel

                                                        Re: ZOOZ Power Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed February 23,
2024
                                                            File No. 333-277295

       Dear Boaz Weizer:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

       Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information
       Notes to Unaudited Condensed Combined Pro Forma Financial Information
       Note 2. Accounting Policies, page 59

   1. We note from your response to prior comment 1 that due to the elimination of the interdependency of the
revenue targets between earnout periods, which previously
                                                        precluded the earnout
from meeting the conditions to be considered indexed to a
                                                        Company   s own stock,
the earnout is now classified within equity. Please provide your comprehensive
accounting analysis with reference to the authoritative accounting literature of how you
determined that the instrument is indexed to your own stock, including how you
considered the guidance in ASC 815-40-15-7F.
 Boaz Weizer
FirstName  LastNameBoaz Weizer
ZOOZ Power    Ltd.
Comapany
March      NameZOOZ Power Ltd.
       4, 2024
March2 4, 2024 Page 2
Page
FirstName LastName
Audited Financial Statements
Notes to the Financial Statements
Note 9 - Commitments and Contingencies, page F-33

2. We note your response to prior comment 4. As previously requested, please reconcile the total amount of grants and the total contingent obligation for royalties in your response to the disclosures in your filing. That is, your disclosure on page F-33 indicates that total contingent obligation for royalties as of December 31, 2022 amounts to approximately
         $1.3 million, but the total amount of grants received from 2020 through 2022 is $900 thousand per your response to prior comment 4. Your disclosure on page F-34 indicates that the total aggregate amount of grants received from the IIA and BIRD foundation until
         December 31, 2021 amounted to $0.9 million, but the total amount of grants received from the IIA and BIRD foundation from 2020 through 2021 is $616 thousand per your response to prior comment 4. In addition, your disclosure on page F-11 indicates the total amount of grants received during the six months ended June 30, 2023 was $600 thousand and you recorded a receivable of $270 thousand, so please explain why the amounts deducted from research and development expenses was only $70 thousand during the six months ended June 30, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Nahal Nellis